SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 25 March 2015

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland ("Bank of Ireland")

Notice of Annual General Court

18 March 2015

The Annual General Court ("AGC") of Bank of Ireland will take place in the O'Reilly Hall, UCD, Belfield, Dublin 4 on Wednesday, 29 April 2015 at 11.00 a.m.

The following documents have been posted or made available to Stockholders today:

(i) Governor's Letter to holders of Ordinary Stock and Notice of the AGC;
(ii) Form of Proxy; and
(iii) Annual Report and Accounts for the year ended 31 December 2014.

The Annual Report and Accounts for the year ended 31 December 2014 is available to view on the following link:

http://www.rns-pdf.londonstockexchange.com/rns/7964H_-2015-3-18.pdf

In accordance with Irish Listing Rule 6.6.1 and UKLA Listing Rule 9.6.1 these documents will be submitted to the Irish Stock Exchange and the UK's National Storage Mechanism and will shortly be available for inspection at the following locations:

Company Announcements Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2

and at:

http://www.hemscott.com/nsm.do

Alternatively, you can view all of the documents detailed above at:

www.bankofireland.com/investor

For further information, please contact:
Andrew Keating	Group Chief Financial Officer	+353 (0) 76 623 5141
Helen Nolan	Group Secretary	+353 (0) 76 623 4710
Pat Farrell	Head of Group Communications	+353 (0) 76 623 4770
Mark Spain	Director of Group Investor Relations	+353 (0) 76 623 4850

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 25 March 2015